BioHealthonomics Inc.

*Bio*Healthonomics Inc.

ANNUAL REPORT

Cris Arnou
CEO
(310) 633-0362
https://biohealthonomics.com/

This Annual Report is dated April 5, 2019.

BUSINESS

BioHealthonomics Inc. is a clinical stage biotechnology & healthcare company dedicated to developing and commercializing high-impact, effective therapeutics that address critical unmet needs in the treatment of migraine headaches, Parkinson's disease, Alzheimer's disease and ALS. The company plans to develop both a product (histamine dihydrochloride) and an industry unique proprietary technology for the treatment and prevention of these conditions. BioHealthonomics Inc. began operations in July 2011 in Santa Monica, California.

Previous Offerings

Between November 8, 2017 and , February 8, 2018 we sold **716 shares of common stock** in exchange **for $50 per share** under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

	Prior fiscal year-end (2017)	Most recent fiscal year-end (2018)
Total Assets*	$206,709.49	$237,709.49
Cash & Cash Equivalents*	$1,999.65	$18,617.98
Accounts Receivable*	$0.00	$0.00
Short-term Debt*	$76,796.22	$87,912.47
Long-term Debt*	$69,207.47	$69,368.62
Revenues / Sales*	$0.00	$0.00
Costs of Goods Sold*	$0.00	$0.00
Taxes Paid*	$800.00	$800.00
Net Income*	-$10,259.03	-$16,132.33

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of **$18,617.98**. *The Company intends to raise additional funds through an equity financing.*

Debt

Total credit card debt: $87,912.47.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Cris Arnou	Founder, CEO & Director
Amy Chappell, MD	Chief Medical Officer
Randy Jones, ESQ	Chief Legal Officer, Secretary and Director
Wayne Yetter	Chairman, Board of Directors

Cris Arnou

Cris Arnou has been the Founder, CEO, and Director of BioHealthonomics, Inc since inception in 2011. As a migraine sufferer for more than 35 years he is determined and committed to developing the technology that addresses migraine headaches from a root cause stand point. In the past, Mr Arnou has worked for two start-up companies, Fisker Automotive and Coda Automotive, and knows what it takes to build a successful, prosperous business. Cris holds Bachelor and Master Degrees in Engineering from the University of Michigan, Ann Arbor and an MBA from Wayne State University in Detroit. He is a veteran of the U.S. Army. Cris lives in the Los Angeles area together with his wife of 25 years and their 2 kids.

Amy Chappell, MD
Dr. Chappell is a board certified neurologist with special competence in child neurology. She retired from Lilly Research Laboratories in January 2014, after 25 years in clinical research where she most recently served as the Neuroscience Senior Medical Fellow. She designed and conducted clinical trials through all phases of development in neurological disorders including epilepsy, ALS, Parkinson's disease, Alzheimer's disease, multiple sclerosis, migraine and pain disorders (fibromyalgia, osteoarthritis, chronic low back pain, lumbar radiculopathy, spinal cord injury). She was the lead physician for the development of duloxetine for fibromyalgia, which resulted in an FDAapproval. Dr. Chappell continues to practice neurology, most recently as clinical associate professor at the Indiana University Medical Center. Positions over the last (3) years include: 1. Chief Medical Officer, BioHealthonomics Inc., July 2014 to present. 2. Chairman of the Board, Naples YMCA, December 2016 to present. 3. Consulting Neurology Director, Biogen/Convergence, May 2014 to present. 4. Program Facilitator - Complete Health Improvement Program, October 2014 to present. 5. Board member, American Society of Experimental Neurotherapeutics, 1998 to present. 6. Physician member, American College of Lifestyle Medicine, 2014 to present. 7. Principal Investigator, Neuroscience, Naples Research, January 2016 to March 2017. 8. Fellow, American College of Sports Medicine, 1984 to present

Randy Jones, ESQ
Randy Jones is the Chief Legal Officer, Secretary and Director for BioHealthonomics. Inc. He is also Principal of Solutions Business Group, which he founded in 2009 as a business services firm dedicated to assisting for-profit and non-profit businesses achieve stretch goals, resolve difficult challenges and navigate periods of change or transition. Prior to founding Solutions Business Group, Mr. Jones spent more than 20 years working for global corporations in a wide range of industries including pharmaceuticals, biotech, energy and chemicals. His distinguished career encompasses a variety of roles including engineer, in-house legal counsel and senior executive in charge of legal, human resources, corporate compliance and ethics. Mr. Jones also spent 6 years as General Counsel of Talecris Biotherapeutics, a company that reached a $4.4B market cap. Mr. Jones holds a Bachelor of Chemical Engineering from the University of Delaware and a Juris Doctor from the University of Virginia. Positions over the last (3) years include: 1. Founder and Principal, Solutions Business Group, 2009 to present. 2. Chief Legal Officer, Secretary and Director, BioHealthonomics Inc., May 2016 to present.

Wayne Yetter
Founding CEO AstraMerck Former CEO, Novartis U.S Chairman, NuPathe Inc Mr. Yetter is a retired pharmaceutical and healthcare executive and has held several Chief Executive and Board of Directors roles during his career. These roles included founding CEO of AstraMerck, Inc. (now Astra Zeneca) and CEO of Novartis Pharmaceuticals (US). He has also served as Chairman of the Board or Lead Independent Director at several public and private corporations. Positions over the last three (3) years include: 1. Chairman of the Board, NuPathe, Inc. (PATH) 2010-2014. NuPathe was acquired by TEVA Pharmaceuticals in February 2014. 2. Director, InfuSystem Holdings, Inc. (INFU) 2007-September 2016. Served as Chair of a Special Independent Board Committee to assess a take over private transaction proposed by the Board Chairman. The proposal was not supported. 3. Director, Strategic Diagnostics, Inc. (SDIX) and its post transaction "shell company", Special Diversified Opportunities, Inc. (SDOI) 2010 – August 2017. Chaired Specail Committee to review transaction with Standard General completed during August, 2017. 4. Director, Espero Pharmaceuticals 2016 – Present. Merger with Armetheon, Inc. completed in October, 2017. Mr. Yetter serves as a Director of the merged company now named Espero BioPharma, Inc. 5. Director of the Hepatitis B Foundation (Doylestown, PA) and its associated research organization, the Baruch S. Blumberg Institute, 2014-Present. 6. Member, Healthcare Advisory Board, Safeguard Scientifics (SFE) 2010-2014. 7. Advisory Board, BioHealthonomics Inc., 2014 to present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Shareholder Name	Common Stock	Options	Preferred Shares	Fully Diluted Shares	Pro-forma Fully Diluted Ownership %
Cristian Arnou	548,915	-	-	548,915	54.89%
Investors / StartEngine	3,898	-	-	3,898	0.39%
Board of Advisors/Directors*	-	30,000	-	30,000	3.00%
Employee Stock Option Plan*	-	50,880	-	50,880	5.09%
Reserved	366,307	-	-	366,307	36.63%
Total	**919,120**	**80,880**	**-**	**1,000,000**	**100%**

Note: * vested over a 4 year vesting period

RELATED PARTY TRANSACTIONS

N/A.

OUR SECURITIES

Our authorized capital stock consists of **1,000,000 shares** of common stock, par value $0.001 per share. As of December 31, 2018, **552,813 shares** of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 5, 2019.

BioHealthonomics Inc.

By

Name: Cristian Arnou

Title: Chief Executive Officer

FINANCIAL STATEMENTS

CERTIFICATION

I, Cristian Arnou, Principal Executive Officer of BioHealthonomics Inc., hereby certify that the financial statements of BioHealthonomics Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer

I, Cristian Arnou, the President and Chief Executive Officer of BioHealthonomics Inc., hereby certify that the financial statements of BioHealthonomics Inc. and notes thereto for the periods ending December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 9, 2019.

_____(Signature)

___President and CEO_____ (Title)

___April 5, 2019_____ (Date)

BioHealthonomics Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018

BioHealthonomics Inc.
Index to Financial Statements
(Unaudited)

Pages

Balance Sheets as of December 31, 2018   1

Statements of Operations for the years ended December 31, 2018   4

Statements of Stockholders' Equity the for years ended December 31, 2018   6

Statements of Cash Flows for the years ended December 31, 2018   7

Notes to the Financial Statements   8

BioHealthonomics Inc.

STATEMENT OF STOCKHOLDER'S EQUITY
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016 and 2017

BioHealthonomics Inc.

STATEMENT OF CASH FLOWS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018

NOTE 1 – NATURE OF OPERATIONS

BioHealthonomics Inc. was formed on July 25, 2011 ("Inception") in the State of California.   The financial statements of BioHealthonomics Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

BioHealthonomics Inc. is a clinical stage biotechnology & healthcare company dedicated to developing and commercializing high-impact, effective and side effect free therapeutics that address critical unmet needs in the treatment of migraine headaches, Parkinson's disease, Alzheimer's disease and ALS. The company plans to develop both a product (histamine dihydrochloride) and an industry unique proprietary technology for the treatment and prevention of the above-mentioned conditions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
        in active markets.

  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from licensing agreement with other pharmaceutical companies, after the completion of the Phase II clinical trial when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Total credit card debt: $87,912.47

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of **1,000,000 shares** of our common stock with par value of $0.001. As of December 31, 2018, the company has currently issued **552,813** shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 31, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time, which would have a material effect on these financial statements.

BIOHEALTHONOMICS INC (C Corp)
Balance Sheet
Cash Basis As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Bank of America 3286	18,617.98
Total Checking/Savings	18,617.98
Total Current Assets	18,617.98
Fixed Assets	
Computer	0.00
Total Fixed Assets	0.00
Other Assets	
401K Fund	3,600.00
Intangible Asset	214,927.43
Total Other Assets	218,527.43
TOTAL ASSETS	237,145.41
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	87,912.47
Total Credit Cards	87,912.47
Other Current Liabilities	
Loan from Others	33,600.00
Loan From Shareholder	35,768.62
Total Other Current Liabilities	69,368.62
Total Current Liabilities	157,281.09
Total Liabilities	157,281.09
Equity	
Accumulated R E (S Corp)	-23,844.21
Capital Stock	158,738.35
Retained Earnings	-38,897.49
Net Income	-16,132.33
Total Equity	79,864.32
TOTAL LIABILITIES & EQUITY	237,145.41

BIOHEALTHONOMICS INC (C Corp)
Profit & Loss
Cash Basis January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Bank Charges	61.00
Business License and Fees	359.28
Business Promotion Expenses	
Marketing	700.00
Total Business Promotion Expenses	700.00
Commission	2,816.00
Convention and Meeting Expense	275.01
Credit Card Fees	8,810.56
Penalties	5.75
Professional Fees	690.00
Taxes	
State	1,636.80
Total Taxes	1,636.80
Travel	354.60
Web Hosting	423.33
Total Expense	16,132.33
Net Ordinary Income	-16,132.33
Net Income	-16,132.33

BioHealthonomics Inc.
STATEMENT OF STOCKHOLDER'S EQUITY
(UNAUDITED)
AS OF AND FOR THE YEARS ENDED
December 31, 2018

	Common Stock	Paid-in Capital in Excess of Par	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance as of January 1	551947 shares				551947 shares
Issued shares for cash	866 shares				866 shares
Purchase of treasury stock					
Net income					
Cash dividents					
Stock dividents					
Balance as of December 31	552813 shares				552813 shares

BioHealthonomics Inc.
STATEMENT OF CASH FLOWS
(UNAUDITED)
AS OF AND FOR THE YEARS ENDED
December 31, 2018

	BioHealthonomics Inc. Company Statement of Cash Flows
Net income	-$16,132.33
Adjustments:	
Depreciation	$0.00
Deferred taxes	$0.00
Decrease in accounts receivable	$0.00
Increase in inventories	$0.00
Increase in accounts payable	$0.00
increase in accrued interest receivables	$0.00
Increase in accrued interest payable	$0.00
Gain on sale of property	$0.00
Net cash flows from operating activities	-$16,132.33

NOTE 1 – NATURE OF OPERATIONS

BioHealthonomics Inc. was formed on July 25, 2011 ("Inception") in the State of California. The financial statements of BioHealthonomics Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

BioHealthonomics Inc. is a clinical stage biotechnology & healthcare company dedicated to developing and commercializing high-impact, effective and side effect free therapeutics that address critical unmet needs in the treatment of migraine headaches, Parkinson's disease, Alzheimer's disease and ALS. The company plans to develop both a product (histamine dihydrochloride) and an industry unique proprietary technology for the treatment and prevention of the above-mentioned conditions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from licensing agreement with other pharmaceutical companies, after the completion of the Phase II clinical trial when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Total credit card debt: $87,912.47

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.001. As of December 31, 2018, the company has currently issued **551,504** shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 31, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time, which would have a material effect on these financial statements.